Exhibit 1

Rio de Janeiro, September 25, 2019.

B3 S.A. – Brasil, Bolsa, Balcão

Ms. Ana Lucia da Costa Pereira

Superintendence of Issuers Listings and Monitoring (Superintendência de Listagem e Supervisão de Emissores)

c.c.:  Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)

Mr. Fernando Soares Vieira – Superintendence of Corporate Relations (Superintendência de Relações com Empresas)

Mr. Francisco José Bastos Santos – Superintendence of Market and Agent Relations (Superintendência de Relações com o Mercado e Intermediários)

Re.: Official Letter B3 870/2019-SLS

Dear Sirs,

In compliance with the Official Letter B3 870/2019–SLS from B3 S.A. – Brasil, Bolsa, Balcão (“B3“), dated September 25, 2019, as transcribed below, in which Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) was asked to clarify the news article published in the “Broadcast” column of the newspaper O Estado de São Paulo on September 25, 2019, entitled “Oi may be divided and distributed among telecom operators,” the Company hereby clarifies as follows:

“Dear Sirs,

An article published in the “Broadcast” column of the newspaper “O Estado de São Paulo” on September 25, 2019, entitled “Oi may be divided and distributed among telecom operators,” includes, among other information, that:

1.         Telecom operator Oi, in judicial reorganization since 2016, may be divided and ultimately leave its fixed and mobile telephony and infrastructure operations in the hands of the other three telecoms already operating in Brazil;

2.         The idea may have consensus within Anatel and most likely such split would occur in 2020, when the company may be out of cash if it is unable to obtain new financings or sell secondary assets;

3.         This possibility grows as the largest shareholders, who are former creditors and had debt converted into shares, have not shown signs that they can inject more money into the company.

We ask for clarification on these items by September 26, 2019 at 9 a.m., with your confirmation or denial, as well as other information considered important.”

Rua Humberto de Campos, 425 – 8º floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br

In regard to this request, Oi’s Board of Executive Officers clarifies that it has no knowledge of the information conveyed in the assertions included in the Official Letter referred to above and that it remains focused at this moment on the execution of cost control efforts and other initiatives necessary for implementing its strategic and investment plans, as well as for maximizing the Company’s value. Oi cannot comment on the alleged intentions or opinions of third parties.

For this reason, Oi reaffirms its commitment to keep its shareholders and the market informed with respect to relevant and material aspects of its businesses and reiterates that investors and the market in general should be guided solely by the official disclosures made by the Company.

These are the clarifications we have in connection with the Official Letter, and we remain at your disposal for any further clarification.

Sincerely,

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8º floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br